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[MORGAN PRODUCTS LTD. LOGO]

                                                                    EXHIBIT 28.2



                              MORGAN PRODUCTS LTD.
                           TO CONSOLIDATE OPERATIONS

Lincolnshire, Illinois, May 20, 1994 - - Following the May 18, 1994 announcement that it was retaining its manufacturing unit, Morgan Products Ltd. today announced that it was taking a one-time charge in connection with a restructuring and consolidation plan that is expected to significantly enhance its profitability.

According to Arthur L. Knight, Jr., President & Chief Executive Officer, the company will close its Springfield, Oregon fir door manufacturing operation and consolidate its production into its Lexington, North Carolina and Oshkosh, Wisconsin facilities. Morgan will also close its Weed, California veneer facility. Its existing door assembly and warehouse operations in Weed will be continued.

The Company anticipates a one-time charge in the second quarter to net income in the range of $11 million to $13 million to cover the cost of closing the Springfield plant and the Weed veneer operation and provide for other cost reduction and consolidation within Morgan Products.
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"Earnings from our manufacturing operations have been adversely impacted by too
much industry capacity,"  Knight said.   "Wood prices, which have a direct
effect on product costs and product demand, have risen dramatically and continue to be highly volatile. In addition, the wood stile and rail door industry has significant excess capacity. While we expect market improvement from higher-end housing and the remodeling markets, we believe these actions will allow us to maximize profitability," Knight continued.

Knight said the Company was confident it could continue to service its existing customers from its other manufacturing facilities. He said the Company would continue to assemble doors and ship products to West-Coast markets from its Weed, California plant.

Earlier this week the Company announced that it had received proposals from its bank group that would provide the Company with financing over the next three years, and that it expected to reach a final agreement by July 30, 1994.

Morgan Products Ltd. is a leading manufacturer and distributor of specialty building products through its two business units: Morgan Distribution and Morgan Manufacturing.

Morgan Distribution, a regional wholesale distributor, is comprised of 11 (eleven) distribution/fabrication centers. Major products distributed include Morgan doors,
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Andersen premium window systems, Morgan mantels, Morgan stairway systems, Pease and Therma-Tru steel and composite doors, flush doors, molded doors, wood bi-fold doors and louvered doors.

Morgan Manufacturing is a national manufacturer of premium solid wood interior and exterior doors and entrance systems and other specialty building products such as wood veneer and fireplace mantels. Products manufactured by the Company are sold under the trade names "Morgan" and "Nicolai." Manufactured products are sold through the Company's Morgan Distribution unit and independent distributors, home improvement chain stores and other retail outlets.

For more information, contact:
Arthur L. Knight, Jr., President & Chief Executive Officer
Douglas H. MacMillan, Vice President & Chief Financial Officer
(708) 317-2400